UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: November 2023
Commission File Number: 001-40207

Waldencast plc
(Translation of Registrant’s name into English)

10 Bank Street, Suite 560
White Plains, New York, 10606
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Nasdaq grant of request to extend stay of suspension pending a hearing

By letter dated November 22, 2023, The Nasdaq Stock Market LLC (“Nasdaq”) granted Waldencast plc’s (the “Company”) request to extend the stay of the suspension of the Company’s securities at least pending completion of the hearing process. Accordingly, the Company’s securities will continue to trade on Nasdaq until the Nasdaq Hearings Panel (the “Panel”) issues a final decision regarding the Company’s listing status following a hearing scheduled for February 8, 2024 or upon receipt of confirmation from Nasdaq that the Company has regained compliance with Nasdaq’s continued listing standards (if earlier). Although the Company is continuing to work diligently to file its 2022 Annual Report with the Securities and Exchange Commission (the “SEC”) as soon as practicable, there can be no assurance that the Company will have regained compliance with Nasdaq’s continued listing standards ahead of the hearing, and if not, that the Panel will grant a further extension or that the Company will be able to timely satisfy the terms of any extension granted by the Panel.

On November 22, 2023, the Company issued a press release announcing its receipt of Nasdaq’s decision. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Forward-Looking Statements

Statements in this report that are not historical, are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements regarding the duration of the extended stay of the suspension of the Company’s securities; the Company’s ability to evidence compliance with all applicable requirements for continued listing on Nasdaq; the Company’s timing and ability to file its 2022 Annual Report; the Company’s ability to regain compliance with Nasdaq’s continued listing standards prior to the scheduled hearing; and any assumptions underlying any of the foregoing. Words such as “anticipate,“ “believe,“ “continue,“ “could,“ “estimate,“ “expect,“ “intend,“ “may,“ “plan,“ “predict,“ “project,“ “should,“ and “will“ and variations of such words and similar expressions are intended to identify such forward-looking statements.

These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the control of the Company, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements, including, among others: failure by the Company to regain compliance with Nasdaq’s continued listing standards or failure to obtain a further extension from the Panel or failure by the Company to satisfy the terms of any extension granted, all of which may result in the Company’s securities being delisted from Nasdaq; delays in the Audit Committee’s ability to complete its review and the Company’s ability to finalize its fiscal year 2022 audited financial results in a timely manner; the risk that the Audit Committee review identifies errors, which may be material; the finalization of management’s and the Audit Committee’s review of the effectiveness of the Company’s internal accounting controls and financial reporting; the impact and the risk of the covenants, defaults and events of default under the Company’s credit agreement, which could limit the Company’s ability to operate or undertake certain types of transactions and could adversely affect the Company’s liquidity; the impact of any legal proceedings or government investigations or enforcement actions relating to the subject of the Audit Committee; and other risks detailed in the Company’s Registration Statement on Form F-1 (File No. 333-267053), originally filed with the SEC on August 24, 2022 and as thereafter amended, and in other documents that it files or furnishes with the SEC, which you are encouraged to read. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Accordingly, you are cautioned not to rely on these forward-looking statements, which speak only as of the date they are made. The Company undertakes no obligation to update these statements for revisions or changes after the date of this report, except as required by law.

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
99.1	Press Release, dated November 22, 2023

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Waldencast plc has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Waldencast plc
(Registrant)

Date: November 22, 2023	By:	/s/ Michel Brousset
		Name:	Michel Brousset
		Title:	Chief Executive Officer

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